UNDERLYING SUPPLEMENT NO. 120              REGISTRATION STATEMENT NO. 333-134553
TO PROSPECTUS DATED MAY 30, 2006 AND                     DATED DECEMBER 15, 2006
PROSPECTUS SUPPLEMENT DATED MAY 30, 2006                          RULE 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

NIKKEI 225(SM) INDEX (NKY)

GENERAL

o     Lehman Brothers Holdings Inc. may offer and sell notes linked to an index from time to time. This underlying supplement no. 120 describes the Nikkei
      225(SM) Index. The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the Nikkei 225(SM) Index set forth in this underlying supplement, carefully before you invest in any such securities. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplement and any other related prospectus supplement.

INVESTING IN NOTES LINKED TO THE NIKKEI 225(SM) INDEX INVOLVES A NUMBER OF
RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE US-1 IN THIS UNDERLYING SUPPLEMENT
NO. 120 AND "RISK FACTORS" IN THE RELEVANT PRODUCT SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 120, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

                                 LEHMAN BROTHERS

December 15, 2006

"Nikkei" and "Nikkei 225" are the service marks of Nihon Keizai Shimbun, Inc.
("NKS") and will be licensed for use by Lehman Brothers Holdings Inc. The notes, linked to the performance of the Nikkei 225 Index, are not sponsored, endorsed, sold or promoted by NKS, and NKS makes no representation regarding the advisability of investing in the notes.

                                TABLE OF CONTENTS

                              UNDERLYING SUPPLEMENT

Risk Factors................................................................US-1
The Nikkei 225 Index(SM)....................................................US-3

                            MTN PROSPECTUS SUPPLEMENT

                                 BASE PROSPECTUS

Ratios of Earnings to Fixed Charges and of Earnings to Combined

      In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 120, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 120, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 120, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

      The notes described in the relevant terms supplements, this underlying supplement no. 120 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers,
Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 120, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or

                                      US-i

a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

      In this underlying supplement no. 120, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, "we," "us" and "our" refer to Lehman Brothers Holdings
Inc., unless the context requires otherwise.

                                      US-ii

                                  RISK FACTORS

      Your investment in notes linked to the Nikkei 225 Index will involve certain risks. Investing in the notes is not equivalent to investing directly in the Nikkei 225 Index or any of the component stocks of the Nikkei 225 Index. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. YOU SHOULD CONSIDER CAREFULLY THE
FOLLOWING DISCUSSION OF RISKS BEFORE YOU DECIDE THAT AN INVESTMENT IN NOTES
LINKED TO THE NIKKEI 225 INDEX IS SUITABLE FOR YOU. IN ADDITION, YOU SHOULD
CONSIDER CAREFULLY THE DISCUSSION OF RISKS SET FORTH IN THE RELEVANT PRODUCT
SUPPLEMENT BEFORE YOU DECIDE THAT AN INVESTMENT IN THE NOTES IS SUITABLE FOR
YOU.

THE AMOUNT PAYABLE ON THE NOTES AT MATURITY WILL NOT BE ADJUSTED, UNLESS
OTHERWISE SPECIFIED IN THE RELEVANT TERMS SUPPLEMENT, FOR CHANGES IN EXCHANGE
RATES THAT MIGHT AFFECT THE NIKKEI 225 INDEX.

      Although the stocks composing the Nikkei 225 Index are traded in currencies other than U.S. dollars, and the notes, which are linked to the
Nikkei 225 Index, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted, unless otherwise specified in the relevant terms supplement, for changes in the exchange rate between the U.S.
dollar and each of the currencies in which the stocks composing the Nikkei 225
Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the amount payable on the notes at maturity. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in the relevant product supplement.

NIHON KEIZAI SHIMBUN, INC. MAY ADJUST THE NIKKEI 225 INDEX IN A WAY THAT AFFECTS
ITS LEVEL AND ADVERSELY AFFECTS THE VALUE OF YOUR NOTES, AND NKS HAS NO
OBLIGATION TO CONSIDER YOUR INTERESTS.

      Nihon Keizai Shimbun, Inc. ("NKS"), the publisher of the Nikkei 225 Index, is responsible for calculating and maintaining the Nikkei 225 Index. We are not affiliated with NKS in any way (except for licensing arrangements discussed below in "The Nikkei 225(SM) Index") and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Nikkei 225 Index.

      NKS can add, delete or substitute the stocks underlying the Nikkei 225
Index or make other methodological changes that could change the level of the
Nikkei 225 Index. You should realize that the changing of companies included in the Nikkei 225 Index may affect the Nikkei 225 Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, NKS may alter, discontinue or suspend calculation or dissemination of the Nikkei 225 Index. Any of these actions could adversely affect the value of your notes. NKS has no obligation to consider your interests in calculating or revising the Nikkei 225 Index. See "The Nikkei 225(SM) Index."

      Neither Lehman Brothers Holdings nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Nikkei
225 Index or NKS contained in this underlying supplement or any public disclosure of information by NKS. You, as an investor in the notes, should make your own investigation into the Nikkei 225 Index and NKS.

WE CANNOT CONTROL ACTIONS BY THE COMPANIES WHOSE COMMON STOCKS OR OTHER EQUITY
SECURITIES MAKE UP THE NIKKEI 225 INDEX.

      We are not affiliated with any of the companies whose stock is included in the Nikkei 225 Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Nikkei 225 Index or your notes. None of the money you pay us will go to NKS, or any of the companies included in the Nikkei 225 Index and none of those companies will be involved in the offering of notes in any way.
Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

                                      US-1

YOU WILL HAVE NO SHAREHOLDER RIGHTS IN ISSUERS OF STOCKS UNDERLYING THE NIKKEI
225 INDEX.

      Investing in the notes is not equivalent to investing in the securities underlying the Nikkei 225 Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Nikkei 225 Index would have.

AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S.
SECURITIES MARKETS.

      The stocks that constitute the Nikkei 225 Index have been issued by
non-U.S. companies. Investments in securities indexed to the value of such
non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

      The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the
United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

TIME DIFFERENCE BETWEEN TOKYO AND NEW YORK CITY MAY CREATE DISCREPANCIES IN
TRADING LEVELS.

      As a result of the time difference between Tokyo (where the securities underlying the Nikkei 225 Index trade) and New York City (where the notes may trade), there may be discrepancies between the level of the Nikkei 225 Index and the trading prices of the notes. In addition, there may be periods when the
Japanese securities markets are closed for trading (for example during holidays in Japan), as a result of which the level of the Nikkei 225 Index remains unchanged for multiple trading days in New York City.

                                      US-2

                            THE NIKKEI 225(SM) INDEX

      We have derived all information regarding the Nikkei 225 Index contained in this underlying supplement no. 120, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nihon Keizai Shimbun, Inc. ("NKS"). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

      Additional information concerning the Nikkei 225 Index may be obtained at the Nikkei web site (www.nni.nikkei.co.jp). Information contained in the Nikkei web site is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

      You can obtain the level of the Nikkei 225 Index at any time from the
Bloomberg(R) service under the symbol "NKY," from the Reuters service under the symbol "NKY.TK" or from the Nikkei web site at www.nni.nikkei.co.jp.

NIKKEI 225 INDEX COMPOSITION AND MAINTENANCE

      The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected
Japanese stocks. The Nikkei 225 Index, as of the date of this underlying supplement, is based on 225 underlying stocks (the "Underlying Stocks") trading on the Tokyo Stock Exchange ("TSE") representing a broad cross-section of
Japanese industries. All 225 Underlying Stocks are stocks listed in the First
Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

      The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital
Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

      o   Technology -- Pharmaceuticals, Electrical Machinery, Automobiles,
          Precision Machinery, Telecommunications;

      o   Financials -- Banks, Miscellaneous Finance, Securities, Insurance;

      o   Consumer Goods -- Marine Products, Food, Retail, Services;

      o   Materials -- Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber,
          Ceramics, Steel, Nonferrous Metals, Trading House;

      o   Capital Goods/Others -- Construction, Machinery, Shipbuilding,
          Transportation Equipment, Miscellaneous Manufacturing, Real Estate;
          and

      o   Transportation and Utilities -- Railroads and Buses, Trucking,
          Shipping, Airlines, Warehousing, Electric Power, Gas.

NIKKEI 225 INDEX CALCULATION

      The Nikkei 225 Index is a modified, price-weighted index (i.e., an
Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i)
multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a "Weight Factor"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the
"Divisor"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (YEN)50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight

                                      US-3

Factor corresponds to a share price based on a uniform par value of (YEN)50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

      In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the
Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the
Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Underlying
Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

      An Underlying Stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Underlying Stocks, NKS will select a replacement for such deleted Underlying
Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

      A list of the issuers of the Underlying Stocks constituting the Nikkei 225
Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS. NKS may delete, add or substitute any stock underlying the Nikkei 225 Index. NKS first calculated and published the Nikkei 225 Index in 1970.

THE TOKYO STOCK EXCHANGE

      The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m.
and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

      Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

      The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

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DISCONTINUATION OF THE NIKKEI 225 INDEX; ALTERATION OF METHOD OF CALCULATION

      NKS has no obligation to continue to publish the Nikkei 225 Index, and may discontinue publication of the Nikkei 225 Index at any time in its sole discretion. If NKS discontinues publication of the Nikkei 225 Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued
Index (such index being referred to herein as a "Nikkei 225 successor index"), then any Index closing level will be determined by reference to the level of such Nikkei 225 successor index at the close of trading on the TSE (2nd session)
or the relevant exchange or market for the Nikkei 225 successor index on each relevant Index Valuation Date, Observation Date, Averaging Date, Review Date or
other relevant date or dates as set forth in the relevant terms supplement.

      Upon any selection by the calculation agent of a Nikkei 225 successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

      If NKS discontinues publication of the Nikkei 225 Index prior to, and such discontinuation is continuing on, an Index Valuation Date, Observation Date,
Averaging Date, Review Date or other relevant date as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no Nikkei 225 successor index is available at such time, or the calculation agent has previously selected a Nikkei 225 successor index and publication of such Nikkei 225 successor index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date, Observation Date,
Averaging Date, Review Date or other relevant date, or if NKS (or the publisher of any Nikkei 225 successor index) fails to calculate and publish a closing level for the Nikkei 225 Index (or any Nikkei 225 successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the Index closing level for such date. The
Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei 225 Index or Nikkei 225 successor index, as applicable, last in effect prior to such discontinuation or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Nikkei 225 Index or Nikkei 225 successor index, as applicable.
Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the Nikkei
225 Index may adversely affect the value of the notes.

      As used herein, "closing price" of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers
Holdings pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings' obligations under the notes. The "relevant exchange" for any security (or any combination thereof then underlying the
Nikkei 225 Index or any successor index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

      If at any time the method of calculating the Nikkei 225 Index or a Nikkei
225 successor index, or the level thereof, is changed in a material respect, or if the Nikkei 225 Index or a Nikkei 225 successor index is in any other way modified so that the Nikkei 225 Index or such Nikkei 225 successor index does not, in the opinion of the calculation agent, fairly represent the level of the
Nikkei 225 Index or such Nikkei 225 successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Nikkei 225 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei 225 Index or such
Nikkei 225 successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the
Index closing level with reference to the Nikkei 225 Index or such Nikkei 225 successor index, as adjusted. Accordingly, if the method of calculating the
Nikkei 225 Index or a Nikkei 225 successor index is modified so that the level of the Nikkei 225 Index or such Nikkei 225 successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the

                                      US-5

Nikkei 225 Index), then the calculation agent will adjust its calculation of the
Nikkei 225 Index or such Nikkei 225 successor index in order to arrive at a level of the Nikkei 225 Index or such Nikkei 225 successor index as if there had been no such modification (e.g., as if such split had not occurred).

LICENSE AGREEMENT WITH NKS

      Lehman Brothers Holdings Inc. will enter into a non-exclusive license agreement with NKS, which grants Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the Nikkei 225 Index in connection with certain securities, including the notes.

      The license agreement between NKS and Lehman Brothers Holdings will provide that the following language must be stated in this prospectus supplement.

      The notes are not in any way sponsored, endorsed or promoted by NKS. NKS does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Nikkei 225 Index or the level of the Nikkei 225 Index on any particular day or otherwise.

      The Nikkei 225 Index is compiled and calculated solely by NKS. However,
NKS shall not be liable to any person for any error in the Nikkei 225 Index, and
NKS shall not be under any obligation to advise any person, including any purchaser or vendor of the notes, of any error therein.

      In addition, NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication and dissemination of the
Nikkei 225 Index.

      "Nikkei" and "Nikkei 225" are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Index.

      Our license agreement with NKS provides that NKS will assume no obligation or responsibility for use of the Nikkei 225 Index by us or our affiliates.

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